UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:	001-34279
333-273975
333-273975-01
333-273975-02

Gulf Island Fabrication, Inc.(1)
(Exact name of registrant as specified in its charter)

2170 Buckthorne Place, Suite 420
The Woodlands, Texas 77380
Tel: (713) 714-6100
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock
Preferred Stock(2)
Debt Securities(2)
Warrants(2)
Units(2)
Rights(2)
Guarantees of Debt Securities, up to $200,000,000 in the aggregate(2)
 (Title of each class of securities covered by this Form)

None
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock: One (1)
Preferred Stock: Zero (0)(2)
Debt Securities: Zero (0)(2)
Warrants: Zero (0)(2)
Units: Zero (0)(2)
Rights: Zero (0)(2)
Guarantees of Debt Securities, up to $200,000,000 in the aggregate: Zero (0)(1),(2)

(1)	The Co-Registrants listed on the following page are also included in this certificate and notice as Registrants.
(2)
No Preferred Stock, Debt Securities, Warrants, Units, Rights nor Guarantees of Debt Securities were ever issued under Gulf Island Fabrication, Inc.’s Registration Statement on Form S-3 (File No. 333-273975, filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 14, 2023.

TABLE OF CO-REGISTRANTS(1)

Gulf Island, L.L.C.(2)
Gulf Island Services, L.L.C.(2)

(1)
The address and telephone number of the principal executive office for the additional registrants is c/o Gulf Island Fabrication, Inc., 2170 Buckthorne Place, Suite 420, The Woodlands, Texas 77380, telephone number (713) 714-6100.

(2)
This Co-Registrant was a guarantor of Debt Securities, up to $200,000,000 in the aggregate, registered pursuant to Gulf Island Fabrication, Inc.’s Registration Statement on Form S-3 (SEC File No. 333-273975) filed with the SEC on August 14, 2023.

Pursuant to the requirements of the Securities Exchange Act of 1934, Gulf Island Fabrication, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 26, 2026	GULF ISLAND FABRICATION, INC.

	By:	/s/ Richard W. Heo
		Name:	Richard W. Heo
		Title:	SVP, General Manager

Pursuant to the requirements of the Securities Exchange Act of 1934, Co-Registrants have caused this certification/notice to be signed on their behalf by the undersigned duly authorized person.

Date: January 26, 2026	GULF ISLAND, L.L.C.
	By:	Gulf Island Fabrication, Inc., its sole member

	By:	/s/ Richard W. Heo
		Name:	Richard W. Heo
		Title:	SVP, General Manager

Date: January 26, 2026	GULF ISLAND SERVICES, L.L.C.
	By:	Gulf Island Fabrication, Inc., its manager and sole member

	By:	/s/ Richard W. Heo
		Name:	Richard W. Heo
		Title:	SVP, General Manager